EXHIBIT 12.1

PSEG POWER LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended		Years Ended
	June 30,		December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$571	$598	$1,080	$1,687	$1,914	$1,958	$1,711
Fixed Charges	72	80	163	208	238	221	210
Capitalized Interest	1	(6)	(4)	(10)	(62)	(43)	(31)
Total Earnings	$644	$672	$1,239	$1,885	$2,090	$2,136	$1,890
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$70	$79	$161	$205	$235	$219	$208
Interest Factor in Rentals	2	1	2	3	3	2	2
Total Fixed Charges	$72	$80	$163	$208	$238	$221	$210

Ratio of Earnings to Fixed Charges	8.94	8.40	7.60	9.06	8.78	9.67	9.00

(A)
The term "earnings" shall be defined as pre-tax Income from Continuing Operations. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.